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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

ORANGE plc

(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

Orange SA

Orange to continue to exceed market expectations

Jean-Francois Pontal to retire next Spring

        London and Paris: Thursday, 5 December 2002:    The acceleration of Orange group's financial performance seen during this year is set to continue. This is expected from a combination of continued higher rate of EBITDA growth, lower than previously estimated capital expenditure and from other factors, including improvement in working capital.

        As a result, Orange expects to generate net cash flow over the period 2003 to end 2005 some €5-7 billion higher than the current market consensus. Within this, capital expenditure over the period is expected to be some €3 billion less than current market expectations.

        It is also announced today that Jean-Francois Pontal, Group Chief Executive of Orange, intends to retire next Spring when he reaches normal retirement age. Jean-Francois' successor will be announced in the new year.

        Orange's increased financial projections reflect the success of its strategy; the strength of its market position; a medium-term focus on its existing footprint; the continued out-performance of its 2 1/2G platform; the later than expected arrival of 3G; and the opportunities for further significant group synergies.

Jean Francois Pontal, Group Chief Executive, said:

        "The strategy that has enabled us to increase our financial targets this year will continue to produce substantial out-performance and we are now able to reinforce this as we build upon our leading position within our existing footprint. Having created the enlarged Orange, we are now able to manage our group with one vision and one brand with a far more predictable rate of new customer growth and a clear route map of new product, service and tariff development. This will enable us to secure substantial further synergies. Orange's 2 1/2G platform is continuing to exceed expectations and, whilst 3G will enable us substantially to enhance this, the reality is that a stable 3G platform and mass availability of 21/2/3G handsets at mass market price points continue to be later than expected. This has led us to re-profile our capital expenditure programmes.

        "The result is that Orange's financial performance will be well ahead of market expectations and our customer delivery will benefit from our strong pipeline of new Wirefree services and devices."

Thierry Breton, Chairman of Orange, said:

        "Jean Francois has led Orange with enormous success since he became Chief Executive in year 2000. With his strong management team, he has forged one group and ensured the Orange vision and strategy runs seamlessly across that group. The results are obvious in Orange's growth, accelerated profitability, high levels of customer satisfaction and today's statement of continued substantial out-performance looking ahead. When he retires it will be with our considerable recognition, thanks and all best wishes."

Graham Howe, Group Deputy Chief Executive and Chief Operating Officer, said:

        "Over the next three years, Orange will materially strengthen its financial position and this will materially strengthen our ability to take advantage of future strategic opportunities. We're driving our 2 1/2G platforms; turning to advantage the later than expected arrival, but undiminished potential, of 3G; and benefiting from the success of Orange's vision and strategy. An accelerated €5-7 billion demonstrates and reinforces our potential."

"The future's bright, the future's Orange."

        Today's announcement will be followed by a presentation of Orange's strategic plans at the results presentation early in the New Year.

For more information

Orange SA	Tel: 00 44 (0) 20 7984 1691
David Smyth, Group Director of Strategic and Investor Services
Patricia Lefranc, Senior Investor Relations Manager
Orange Media Centre	Tel: 00 44 (0) 20 7984 2000
Denise Lewis, Group Director of Corporate Affairs
Niamh Byrne, Group Head of Global Media Relations
France Telecom	Tel: 00 33 1 44 44 88 71
Bruno Janet, Senior Vice President Group Corporate Information
Nilou Ducastel, Group Press Director France Telecom
Citigate Dewe Rogerson	Tel: 00 44 (0) 20 7638 9571
Anthony Carlisle	Tel: 00 44 (0) 7973 611 888

ORANGE FIRST UK MOBILE PHONE OPERATOR TO LAUNCH NEW SONY ERICSSON GC75 PC CARD MODEM, OFFERING CHOICE OF SERVICES BASED ON GPRS OR HIGH SPEED DATA

        London. 18 November 2002.    Orange, the UK's most popular mobile phone service, today announces another first with the launch of the new Sony Ericsson GC75 PC Card Modem—the perfect option for wirefree™ working on the move.

        Once plugged into a compatible laptop, the GC75 allows customers to catch up with email, access the internet, or log on to their corporate network even when they're out of the office. The Sony Ericsson GC75 provides access to Orange's expanded international data roaming coverage, now available with support in 35 countries.

        As well as being the first UK mobile communications service to launch the GC75, Orange is the only UK network that allows customers to use the new GC75's full functionality; enabling them to choose to access services either via Orange GPRS or Orange High Speed Data, depending on their needs. Customers need only point and click on the appropriate icon onscreen to choose the appropriate data method.

        The Sony Ericsson GC75 is compatible with Windows 98, ME, 2000, NT4 and XP operating systems, simply plugging into Type II PCMCIA slots. Unlike other data cards, the GC75 does not protrude from the PC Card slot, allowing the user to leave it in their laptop at all times and simply attach the swivel antenna when they need to use it.

        Cynthia Gordon, Marketing Director, Business Solutions, at Orange UK, said: "Orange is pleased to be first mobile communications service in the UK with the GC75. We believe the GC75 on Orange offers customers greater flexibility and freedom when working on the move. The choice of Orange GPRS and Orange High Speed Data on a single card will open up a host of possibilities for customers, delivering access to the services that they need, when and where they need them."

        The Sony Ericsson GC75 is available now for under £200. Customers wishing to order a Sony Ericsson GC75 PC card modem should phone the Orange Business team on 0800 731 3330 or visit their local Orange stockist for more details. For further details on the product please visit www.orange.co.uk/gc75

        For further information, call Ben Rosier or Kirsty Leighton in the Orange media centre on 020 7984 2000.

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.

  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange UK had more calls which were successful overall than any UK other operator. In the survey, which was audited by BABT, Orange UK was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks' comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.

  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network." Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.

  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 125 countries on 276 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

ORANGE UK WELCOMES NEW CROSS-OPERATOR INITIATIVE DESIGNED TO HELP CUT MOBILE PHONE THEFT

        London. 1 November 2002.    Orange, the UK's most popular mobile phone service, today welcomes the introduction of a new cross-operator equipment database, designed to block the use of any mobile phone reported stolen—on all UK mobile networks.

        The new Central Equipment Identity Register (CEIR) enables Orange and the other UK mobile operators to share information on stolen phones, creating a central record of the IMEI numbers of blacklisted handsets.

        Orange has operated its own Equipment Identity Register (EIR) of handset IMEI numbers since 1994; this enables it to bar any Orange handset and prevent it from being used on the Orange network. Orange UK can also block the SIM card to prevent it being used.

        The introduction of the new CEIR means that from now on any handset reported stolen can be blacklisted by all the UK mobile operators—preventing an individual from changing the SIM card and using the phone on another UK network.

        Rosemary Scott-Lee, Head of Security Assurance and Business Support, Orange UK, said: "We believe this removes one of the main motivations behind handset theft. Orange has been calling for the introduction of a central register of stolen phones since last year. We have been working closely with the Mobile Industry Crime Action Forum (MICAF), the Home Office and the Police to make this a reality.

        We believe the introduction of the Central Equipment Identity Register is a very positive move for all mobile phone users—and is the single most effective means of discouraging mobile phone theft. Since we launched we have been able to prevent stolen Orange handsets from being used on our network—it makes sense to have a UK wide system in place to block the use of all stolen phones."

        Any Orange UK customer who has had their mobile phone stolen should call customer services as soon as possible after the theft, where one of our customer services representatives will be able to help. The number for pay monthly customers is 07973 100 150—pay as you go customers should call 07973 100 451.

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.

  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange UK had more calls which were successful overall than any UK other operator. In the survey, which was audited by BABT, Orange UK was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks' comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.

  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network." Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.

  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 125 countries on 276 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

        For further information, call the Orange media centre on 020 7984 2000.

ORANGE LETS YOU TALK MORE, AND SAVE MONEY
Choice, value and convenience—the flexible new pay as you go service from Orange

        London, 1st November 2002:    Orange today unveils its smart new pay as you go service plan that is designed to work around the way customers live their lives.

        Simple, flexible and great value, Orange's new service offers a greater choice of tariff options and has been designed to truly meet the needs of your lifestyle—whatever you do and however you want to use your phone. Features of the package include:

  •
  talk and save—makes staying in touch simple and great value. Calls to Orange phones and fixed lines after the first 3 minutes are just 5p a minute each day.

  •
  choose your own off peak—if you like to make calls at certain times of the day, then Orange choose your own off peak lets you select your own off-peak time, for example lunchtime 11am-3pm, as well as Orange's standard off peak time band of 11pm-7am. You can benefit from even lower call charges at times when you talk the most, which is the perfect way to plan your "chat time".

  •
  fixed rates all day—with fixed rates all day you always know what your call charges are—calls to Orange and fixed lines are 15p per minute and calls to other networks are 35p per minute at all times. This simple, no hassle option ensures you always know how much you are spending.

        You can tailor your service plan and save even more money with Orange out here or group saver. And it is now even possible to send photo messages with text and sound clips with a compatible Orange pay as you go phone.

Orange out here

  •
  Over 1800 inclusive text messages a year—customers will be able to send five inclusive text messages a day (providing you are in credit), a potential saving of over £180 a year.

  •
  Orange Reserve Calls—ensuring customers can rely on their phone even if they are stuck without talk time. This feature allows one call of up to a minute, or two calls of up to 30 seconds when all talk time has been used.

  •
  £5 worth of inclusive talk time—credited to your account on connection to Orange out here.

  •
  £19.99 annual charge.

group saver

  •
  group saver from Orange is unique: everyone who joins benefits from even cheaper calls and texts to all other group saver members.

  •
  20% off inter-group voice calls.

  •
  20% off inter-group text messages.

  •
  2p inter-group weekend calls.

  •
  £19.99 annual charge—each group saver pack contains two vouchers, enabling two Orange pay as you go customers to join the group discount.

        Flexible payments—With an Orange pay as you go service plan customers are not tied into a monthly contract and there are a range of convenient ways to top-up talk time from Debit/Credit card, Orange Top-up Swipe Card, Orange vouchers or if you've got an Abbey National cash machine card you can top-up at any Abbey National cash machine.

Orange PAYG

Appendix 1—Orange pay as you go, talk and save

talk & save
Pence per minute	First 3 minutes	After 3 minutes
Fixed line and Orange to Orange calls	25p	5p
Calls to other UK networks	40p	40p
Text Messaging	10p	10p
Orange Answerphone	10p	10p

Appendix 2—Orange pay as you go, choose your own off-peak

choose your own off-peak
Pence per minute
	Peak	Off-Peak
Fixed line calls	35p	10p
Orange to Orange calls	20p	10p
Calls to other UK networks	50p	25p
Text Messaging	10p	10p
Orange Answerphone	10p	10p

Appendix 3—Orange pay as you go, fixed rates all day

Pence per minute at all times
Fixed line and Orange to Orange calls	15p
Calls to other UK networks	35p
Text Messaging	10p
Orange Answerphone	10p
WAP	10p
Orange voice information on 177	40p
Orange text information on 277	12p

Appendix 4—group saver discounts by service plan

	choose your own off-peak		talk & save
Pence per minute			First 3 mins	After 3 mins	fixed rates all day
	Peak	Off-Peak
Inter-group voice calls	16p	8p	20p	4p	12p
Inter-group text messaging	8p	8p	8p	8p	8p
Inter-group voice calls at weekends	2p	2p	2p	2p	2p

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange has operations in 21 countries across Europe and beyond.

  •
  As at the end of September 2002, Orange had over 13.1 million customers in the UK, 18.8 million in France and approximately 43.2 million controlled customers worldwide.

  •
  The Oftel network performance survey, published in June 2002 showed that on a percentage basis, Orange UK had more calls which were successful overall than any UK other operator. In the survey, which was audited by BABT, Orange UK was shown to have an overall call success rate of 97.8% of calls connected and completed successfully. Other networks' comparable figures were Vodafone 97.5%, O2 97.3% and T-Mobile 95.1%.

  •
  In May 2002, the fifth annual J.D. Power and Associates UK Mobile Customer Satisfaction Study showed that Orange ranks as the number one telephone service for customer satisfaction in the contract sector.

  •
  In September 2002 Orange UK won the Mobile Choice consumer award for Best Network. Mobile Choice said "The majority of Orange customers were more than satisfied with the service from the UK's biggest network." Orange received glowing accolades for every aspect of its service—coverage, reliability, customer service and tariffs.

  •
  Orange UK provides high quality coverage to 99% of the UK population and over 80% of the geographic area. Coverage is based on hand portable, unlike some other operators which choose to base their coverage on boosted car kits.

  •
  Orange UK now offers roaming in 127 countries on 280 networks.

  •
  Information about Orange can be found on the Orange website at www.orange.co.uk and media information can be found at www.orange.com

        For further information, call the Orange media centre on 020 7984 2000.

ORANGE SETS OUT INTRODUCTORY TARIFF FOR THE SPV
£6 pounds per month to access the web, email and other data services

        October 25 2002. London.    Orange today revealed the full details of its introductory tariff offer designed for use on the SPV, which was launched earlier this week.

        Using the SPV, Orange customers in the UK will be given access to the web, be able to send and receive emails, download applications, browse wap pages and back-up their data onto the Orange network with the £6-per-month tariff*.

        Customers will sign up for the tariff when purchasing the SPV and an Orange contract. They will then be charged £6 per-month in addition to the customers "Your Plan" service plan.

        The deal is similar to the Orange "Sans Limite" tariff launched in France in May, which gives customers access to data-style services for a monthly fee. Similar tariffs are being developed for other Orange companies launching the SPV.

        John Allwood, Executive Vice President for Orange UK, said: "This tariff has been developed for our consumer customers so they can experience the full benefit of the SPV at an affordable price".

        Allwood added: "We've dubbed this an 'all-you-can-eat' tariff, because it gives you access to a vast range of different services and applications for just six pounds per-month. Customers will be able to browse hundreds of web pages, receive and send emails, download games and back-up-their data, and still won't have exceeded their limit.

        "We don't want customers to have to think in terms of megabytes or kilobytes or be nervous about using all the Orange services on the SVP. That's why this promotional tariff lets them go where they want on the device without really having to think about how many bytes they have left".

        The SPV will be available in Orange shops across the UK w/c 11 November 2002 with a expected retail price of £179.99 inc. VAT (subject to a 12 month contract). The tariff will be launched exclusively with the SPV and will be available until 31 March 2003.

        Customers wishing to buy the SPV can visit their local Orange Shops to register their interest.

Notes to Editors

Orange UK—The SPV tariff

        * The tariff is for use only for accessing services on the SPV and has a fair usage policy, which is set at 10mb.

        The tariff is intended for use exclusively by Orange SPV customers in the UK. It gives them access to the web, allows them to send and receive emails, download applications, browse wap and back-up their data onto the Orange network all for £6 per month.

        A total of 10mb would allow customers to send up to 980 text emails or browse more than 475 web pages a month via the handset or . . .

Access	Size (kb)
Browse 350 web pages	7,000
Send and receive 70 text emails	700
Send and receive 20 mails with attachments	1,000
Download 2 applications or games	1,000
Browse 100 WAP pages	100
Back-up your data onto the Orange network	200

Total	10,000

Orange France—Sans Limite tariff

        Earlier this year, Orange launched the "Sans Limite" (no-limit) tariff to its French customers. Since launch, over 1,000 customers per-day are subscribing to the tariff. By the end of August, Orange France had over 100,000 Orange sans limite customers.

        For more information, please contact the Orange media centre on +44 207 984 1915 or +44 7866 772 563.

        Alternatively, email: media.centre@orange.co.uk

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with over 40 million customers in 21 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg and Sweden. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Italy (Wind), Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile). As at the end of June 2002, Orange was the largest mobile operator in both the UK with over 12.8 million active customers, and France with over 18.6 million customers. Information about Orange can be found on the Orange website at www.orange.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: December 6, 2002	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

QuickLinks

Orange SA Orange to continue to exceed market expectations
ORANGE FIRST UK MOBILE PHONE OPERATOR TO LAUNCH NEW SONY ERICSSON GC75 PC CARD MODEM, OFFERING CHOICE OF SERVICES BASED ON GPRS OR HIGH SPEED DATA
ORANGE UK WELCOMES NEW CROSS-OPERATOR INITIATIVE DESIGNED TO HELP CUT MOBILE PHONE THEFT
ORANGE LETS YOU TALK MORE, AND SAVE MONEY Choice, value and convenience—the flexible new pay as you go service from Orange
ORANGE SETS OUT INTRODUCTORY TARIFF FOR THE SPV £6 pounds per month to access the web, email and other data services
SIGNATURES